Exhibit 2
TRIAN FUND MANAGEMENT, L.P.
280 Park Avenue
New York, NY  10017
Tel  212-451-3000
Fax  212-451-3134

March 14, 2011

The Board of Directors
Family Dollar Stores, Inc.
10401 Monroe Road
Charlotte, North Carolina 28201

Attention:     Mr. Howard Levine
                   Chairman and Chief Executive Officer

Ladies and Gentlemen:

We are writing in response to Family Dollar’s March 3, 2011 announcement that the Board of Directors has rejected our proposal to acquire the Company at a cash price per share of common stock in the range of $55 to $60.  As you know, we and certain funds managed by us beneficially own approximately 8% of Family Dollar’s stock, which we believe makes us the largest beneficial owner of Family Dollar stock.

Given the fact that our proposal represents a 25% to 36% premium to the Company’s unaffected stock price on February 15, 2011 (the last full trading day prior to our making the proposal), we were disappointed that the Board unanimously concluded that it “is not in the best interests of shareholders” to explore a sale and that there was no effort on the part of the Board to contact us regarding our proposal.

Moreover, we were troubled by the Board’s adoption of a “poison pill” following our submission of a proposal that clearly was not a hostile offer and was expressly conditioned on receipt of Board approval.  As you know, we had invited the Company’s Chairman and Chief Executive Officer, Howard Levine, to participate in the transaction, further evidencing our friendly intentions.  The Trian model is not to be hostile and we underscore that any transaction with Family Dollar would be conditioned on receipt of Board approval.

By adopting the poison pill, the Family Dollar Board has unfortunately embarked on a path of poor corporate governance.  Only eight other companies in the S&P 500 (1.6% of the total) have adopted non-net operating loss (NOL) poison pills with a trigger as low as 10%, according to information obtained from FactSet Research Systems.  Additionally, the poison pill adopted by the Board fails to meet Institutional Shareholder Services’ 2011 Proxy Voting Guidelines, namely a trigger no lower than 20% and a shareholder redemption feature (which permits shareholders holding 10% of the shares to call a special meeting or seek a written consent to revoke the pill if a board refuses to redeem the pill within 90 days after a qualifying offer is announced).  Accordingly, as a matter of good corporate governance, the Board should immediately redeem the poison pill.

The Family Dollar Board contends that “the Company’s strategic plan remains the best way to deliver value.”  We disagree.  As we have discussed with Howard Levine and senior management on several occasions beginning last July, we believe that the best way to deliver value for Family Dollar’s shareholders is to eliminate the significant performance gap, outlined below, versus Dollar General Corp. (DG).

Source: Company SEC filings and press releases.
(1) Last twelve months (LTM).
(2) Same store sales (SSS).
(3) Earnings before interest and taxes (EBIT).  Family Dollar EBIT calculation excludes a $45 million litigation charge incurred in the second quarter of fiscal 2006.  Dollar General EBIT is as adjusted per the company's SEC filings with the exclusion of an add back for non-cash expense for share-based awards for comparability purposes with Family Dollar.

However, the Company’s strategic plan does not commit to closing the operating gap with Dollar General. The Company’s strategic plan is vague, calling for same store sales growth after fiscal 2011 in the “mid-single digits” accompanied by “operating margin expansion.”  There are no specific targets or timeframe.  Even if Family Dollar delivers over the next two and a half years on Reuters consensus targets, which are based on Wall Street analysts’ view of the Company’s strategic plan, Family Dollar would still be materially underperforming the operating metrics that Dollar General achieves today.  We note that Dollar General has accomplished the operating improvements while paying down significant amounts of debt and that Wall Street research has Dollar General’s operating metrics continuing to improve.

Source: Company SEC filings, press releases, Reuters consensus estimates as of March 11, 2011, Trian estimates.  Dollar General estimates per Bernstein Research dated December 16, 2010.

The Family Dollar Board has also contended that our proposal “substantially undervalues the company.”  Again, we disagree.  Based on consensus forecasts as of March 11, 2011, Family Dollar is expected to achieve earnings per share (EPS) of $4.09 in fiscal 2013.  Assuming a 14x price / earnings (P/E) multiple, comparable to the multiple that Family Dollar was trading at prior to our last Schedule 13D filing, this would imply a valuation of $57.50 per share, the mid-point of our indicated range.  Thus, we are proposing $55 to $60 in cash per share today versus the potential value of $57.50 per share that will take time to be realized.  Importantly, our proposal moves forward the reward for those earnings and eliminates the risk of execution. In addition, Wall Street analysts’ assumptions for Family Dollar’s top-line growth and selling, general and administrative expense (SG&A) margin leverage are aggressive when compared with performance over the past 3 years.

	Consensus(1) (FY10 – FY13)	Historical(2) (FY07 – FY10)
Average Annual Same Store Sales Growth Sales Per Average Selling Square Foot (final year)	4.1% $186	3.3% $165
Square Footage Cumulative Annual Growth Rate (CAGR) Total Net New Stores	4.0% 858	2.1% 355
Sales CAGR	7.9%	4.8%
SG&A Leverage / (Deleverage)	34 bps	(9) bps

Source:  Company SEC filings, press releases, Reuters consensus estimates as of March 11, 2011, Trian estimates.
(1)	Average annual same store sales growth is for the period from fiscal 2011 through fiscal 2013.
(2)	Average annual same store sales growth is for the period from fiscal 2008 through fiscal 2010.

Based on the above, and the fact that our proposal reflects a multiple of earnings before interest, taxes, depreciation and amortization (EBITDA) in excess of the multiple at which the Company’s stock has generally traded over the past 6 years, we urge the Board to reconsider its determination and explore with us a transaction that provides the Company’s stockholders an attractive risk-adjusted return.

If the Board chooses not to reconsider, management and the Board must raise the level of operational performance within an expeditious timeframe to be in line with that of Dollar General and specifically commit to achieving the same sales per square foot and EBIT margin as Dollar General.

The Board has characterized our proposal as “conditional.”  Any proposal such as this for a fully-priced negotiated transaction necessarily is so.  No buyer would commit in the range of $7-$8 billion without customary diligence, documentation and financing.  If the financing condition is determinative, we would appreciate being formally advised by the Board of that fact.

Our proposed transaction will be financed with a combination of debt and equity.  To that end, our team has been working with our financial and legal advisors and potential debt and equity financing sources to secure the capital necessary to move forward.  We have strong relationships with a number of financial institutions and have been working with several of them on the debt financing for the transaction.  They have indicated a willingness to provide us with letters stating that they are highly confident of their ability to arrange for a minimum of $5 billion of debt financing.  The balance of the purchase price, $2-$3 billion, will consist of cash equity financing.  We are highly confident of our ability to procure the equity capital for a transaction.

To facilitate moving forward, we request that Family Dollar enter into a customary confidentiality agreement with us, so that we and our potential debt and equity financing sources can perform a customary due diligence review of the Company.

We believe our proposal is very attractive to Family Dollar’s stockholders.  We are prepared to commit substantial resources to complete our due diligence, finalize our financing arrangements and negotiate an acquisition agreement.  Of course, our proposal is subject to other customary conditions, including execution and delivery of definitive documentation, receipt of regulatory and third-party approvals, including expiration or termination of the Hart-Scott-Rodino waiting period, approval of Family Dollar’s Board of Directors and receipt of financing.

We look forward to hearing from you and agreeing on a path to proceed expeditiously.

Very truly yours,

/s/EDWARD P. GARDEN
Edward P. Garden
Founding Partner
Chief Investment Officer